Exhibit 4.7

Lease Agreement

Party A(lessor):	Ping Han	ID number/legal representative:

Add.:	Tel:

Party B(lessee):	Tianjin Mingda Jiahe Real Estate Co. Ltd.

ID No./legal representative:

Add.:	Tel:

In accordance with “Contract Law of People’s Republic of China”, “Measures for the Administration of Urban Housing Leasing” of Ministry of Construction as well as relevant regulations in Tianjin, Party A and Party B reach into following agreement through consultation and abide by it:

Clause 1 (Rental house situation, area and ancillary facilities), rental house(hereby referred as “the house”) is situated in rooms 1304 to 1306, Seton Building, at the crossing of Xikang road and Chengdu Road, Heping District, Tianjin, floor area 611.47 square meters, please refer to the appendix of this contract for the ancillary facilities: schedule of ancillary facilities.

Clause 2 (Purpose of leasing) The house is solely for the purpose of office, Party B shall not use it for other purpose without authorization.

Clause 3 (Term of leasing) from January 1, 2019 to December 31, 2023.

Clause 4 (Rent and term of payment) The house’s rent is RMB735,012.00, settled every six months, the first payment of rent is delivered on December 23, 2018 by Party B to Party A, the rent for subsequent half-year is paid fifteen days prior to the due date.

Clause 5 Party B could pay Party A the rent through bank transfer or in cash, in case of bank transfer, Party A shall provide Party B with designated account number for receipt of payment, in case of cash payment, Party A shall issue formal invoice or receipt to Party B.

Clause 6 (Responsibilities of Party A)

1.	Party A guarantees that the property rights of the leased premises are clear and that action of leasing is in compliance with relevant national and Tianjin laws, regulations, rules and administrative regulations, at the same time, Party A has a full lease interest in the rental house.
2.	Party A shall deliver the house to Party B within seven days upon the effectiveness of this contract. If Party A is late to deliver the house, Party A shall pay Party B a penalty of breach of contract at 3/1000 of the monthly rent per day overdue. In case of failure to deliver the house seven days overdue, Party B is entitled to terminate the contract and claim the indemnity against Party A.
3.	During the lease period of Party B, in the event of any damage (including natural loss) to the house or the ancillary facilities arisen from reasons not attributable to Party B, Party A is responsible to repair. Party B shall assist Party A to repair the house, unless otherwise agreed by both party.
4.	Party A shall provide Party B with license required for Party B’s operation (note: the materials as required by relevant national license issuance).

Clause7 (Responsibilities of Party B)

1. In case of following circumstances committed by Party B, Party A is entitled to unilaterally terminate the contract, require Party B to return the house within seven days and claim indemnity against Party B.

(1)	Without Party A ‘s consent, sublease or under-lease the house to another person without authorization or unauthorized exchange and use;
(2)	Without Party A’s consent, transform the house structure, damage the house or alter the use of the house without authorization;
(3)	15 days in arrears to pay the rent;
(4)	Make use of the house for illegal activity or storing hazardous property;
(5)

2. During the term of leasing, Party B shall pay for the following expenses:

●	Property administration fees
●	Water tariff and electricity fees
●	Parking fees
●	Internet fees
●	Telephone fees and miscellaneous fees: Party B shall bear the charges incurred by Party B.

Clause 8 (Change of contract and termination)

1.	During the term of leasing, both parties shall not terminate the contract without reason. Either party shall notify the other party in writing one month in advance of the earlier termination and pays the other Party a penalty equivalent to one month’s rent. Upon Party B’s withdrawal, the furniture left over shall be disposed of by Party A.
2.	After the expiration of the leasing, in case of Party B’s request to renew the contract, it shall notify Party A in writing 30days in advance. Party A shall formally reply to Party B in writing within 10 days upon acknowledgement of the notice, it is deemed as disagreement to renewal if Party A fails to reply, then Party B shall return the house; if Party A agrees to prolong the leasing, the contract of leasing shall be renewed. Party B has preferential rights to lease under the same conditions.
3.	In case of force majeure (including lawful demolition of leasing property administrator) which causes the house loss or demolition in which circumstance contract is impossible to renew, either party could terminate the contract and no party is liable for breach of contract. Party A shall collect the rent for actual lease period.

Clause 9 The matters not covered in this contract shall be separately agreed by both parties with supplementary agreement. Supplementary agreement bears the same legal effect with this contract. In case of disputes occurred during the execution of this contract, both parties shall resolve the dispute through consultation. If consultation fails, either party shall file a suit in a people’s court.

Clause 10 This contract comes into effect upon both parties’ signature and is in duplicate with each party holding one copy. Copies bear the same legal effect.

Clause 11 The appendix constitutes an integral part of this contract and bears the same legal effect with this contract.

Clause 12 Other agreements: none

Appendix: Schedule of ancillary facilities

Party A (seal):		Party B (seal):
Entrusted agent:		Entrusted agent:
Signature:	/s/ Ping Han	Signature:	/s/ Tianjin Mingda Jiahe Real Estate
Co. Ltd.
Date:	day month year